Exhibit 99.1

Nano Dimension Reports 2017 First Quarter Financial Results

Conference call to be held today at 09:00 a.m. EST

Ness Ziona, Israel, May 17, 2017 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D printed electronics, today announced financial results for the first quarter ended March 31, 2017.

Nano Dimension ended the first quarter of 2017 with $8,914,000 (NIS 32,376,000) in cash, while total loss was $4,489,000 (NIS 16,306,000).

Management Comments

“The successful delivery of an additional six DragonFly 2020 3D printers during the first quarter doubled our number of beta sites around the world, bringing us one step closer to our primary objective of commercialization. With thousands of unsolicited requests for information on our products, I am confident that we are on track to meet our goal to begin commercial sales of our DragonFly 2020 3D printer by year end,” commented Amit Dror, Nano Dimension’s CEO. “Our printers have now been integrated by industry leaders in the fields of defense, technology, medical devices, smart transportation and manufacturing, among others. The feedback that we have received from these early adopters has been extremely positive and informs our processes as we work to transition from beta testing to commercial sales”.

First Quarter 2017 Financial Results

●	Total revenues for the first quarter of 2017 were $118,000 (NIS 430,000), compared to $46,000 (NIS 175,000) in the fourth quarter of 2016. The fourth quarter of 2016 was the first quarter that Nano Dimension generated revenues. The increase in revenues in the first quarter of 2017 is attributed to additional beta printer deliveries, and longer periods of customer use compared to the previous quarter.

●

Research and development (R&D) expenses for the first quarter of 2017 were $2,508,000 (NIS 9,112,000), compared to $436,000 (NIS 1,642,000) in the first quarter of 2016 and $2,470,000 (NIS 9,498,000) in the fourth quarter of 2016. The increase compared to the first quarter of 2016 is a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the first quarter of 2017 are presented net of government grants in the amount of $21,000 (NIS 76,000).

●	General and administrative (G&A) expenses for the first quarter of 2017 were $1,270,000 (NIS 4,612,000), compared to $1,176,000 (NIS 4,429,000) in the first quarter of 2016 and $1,422,000 (NIS 5,468,000) in the fourth quarter of 2016. The increase compared to the first quarter of 2016 resulted primarily from an increase in professional services expenses and in payroll and related expenses.

●

Net loss for the first quarter of 2017 was $4,489,000 (NIS 16,306,000), or $0.09 (NIS 0.33) per share, compared to $1,790,000 (NIS 6,741,000), or $0.05 (NIS 0.18) per share, in the first quarter of 2016 and $3,858,000 (NIS 14,837,000), or $0.08 (NIS 0.30) per share, in the fourth quarter of 2016. The increase compared to the first quarter of 2016 was mainly attributed to the increase in R&D expenses as described above.

Balance Sheet Highlights

●	Cash totaled $8,914,000 (NIS 32,376,000) as of March 31, 2017, compared to $12,379,000 (NIS 47,599,000) on December 31, 2016. The decrease compared to December 31, 2016 reflects the cash used in operations during the first quarter of 2017.

●	Shareholders’ equity totaled $16,392,000 (NIS 59,537,000) as of March 31, 2017, compared to $19,302,000 (NIS 74,218,000) as of December 31, 2016.

First Quarter Corporate Highlights:

●	Successful supply of six additional DragonFly 2020 3D printers. As of today, a total of 13 beta customers now include leaders in the defense, medical devices, manufacturing, technology and transportation sectors.

●	On track to transition to commercial sales by year end. The Company recently completed training with Flex Ltd. (previously Flextronics). Flex will serve as the Company’s primary manufacturer of the DragonFly2020 printer.

●	Filed a patent application for the development of 3D bio-printing of cells and connective tissues. Nano Dimension announced that it intends to create a platform for 3D bio-printing to form biological structures that function as human kidneys.

●	Filed a patent application for a process to print a series of multilayered rigid PCBs, connected through printed flexible conductive connections.

●	Filed a patent application for the printing process of electrical circuits with embedded electrical components.

●	Received approval for a $370,000 grant from the Israel Innovation Authority to develop processes related to 3D printing of advanced ceramic materials in inkjet technology.

●	Following the lawsuit that was previously filed against the Company by XJet Ltd., a settlement was reached whereby the parties agreed that the legal proceedings will end, and the lawsuit against the Company will be dismissed, without any material effect on the Company’s activity.

Conference call information

The Company will host a conference call to discuss these financial results today, May 17, 2017, at 09:00 a.m. EST (04:00 p.m. IST). Investors interested in participating are invited to call the following dial-in numbers:

U.S. Dial-in Number: 1-844-763-8274; International Dial-in Number: 1-412-717-9224; Israeli Dial-in Number: 1-80-9212373.

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The Company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs and advanced nanotechnology-based conductive and dielectric inks. In addition to the trading of the Company’s ADSs on NASDAQ, the Company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension’s ADSs.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss our position moving forward, our 2017 goals, including commercial sales of our DragonFly 2020 3D printer by year end, and our momentum for continued success. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

Consolidated Statements of Financial Position as at

	March 31,		Convenience translation into US dollars (NIS 3.632 = $1) March 31,	December 31,
	2016	2017	2017	2016
	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand USD (Unaudited)	Thousand NIS
Assets
Cash	28,727	32,376	8,914	47,599
Restricted deposits	500	776	214	500
Trade receivables	--	--	--	149
Other receivables	827	2,642	728	2,979
Total current assets	30,054	35,794	9,856	51,227

Restricted deposits	425	425	117	425
Property plant and equipment, net	5,491	11,656	3,209	7,712
Intangible assets	16,958	25,425	7,000	26,095
Total non-current assets	22,874	37,506	10,326	34,232
Total assets	52,928	73,300	20,182	85,459

Liabilities
Trade payables	1,750	4,289	1,181	2,612
Other payables	2,932	6,091	1,677	4,954
Total current liabilities	4,682	10,380	2,858	7,566

Liability in respect of government grants	1,415	2,181	601	2,420
Other long-term liabilities	--	1,202	331	1,255
Total non-current liabilities	1,415	3,383	932	3,675
Total liabilities	6,097	13,763	3,790	11,241

Equity
Share capital	4,267	5,463	1,504	5,446
Share premium	69,817	119,579	32,924	118,820
Treasury shares	(5,260)	(5,260)	(1,448)	(5,260)
Warrants	4,623	4,364	1,201	4,375
Capital reserve from transactions with controlling shareholders	1,866	1,866	514	1,866
Capital reserve for share-based payments	14,393	20,435	5,626	19,575
Accumulated loss	(42,875)	(86,910)	(23,929)	(70,604)
Total equity	46,831	59,537	16,392	74,218
Total liabilities and equity	52,928	73,300	20,182	85,459

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended March 31,
			Convenience translation into US dollars (NIS 3.632 = $1)	For the Year Ended December 31,
	2016	2017	2017	2016
	Thousand NIS (except share data) (Unaudited)	Thousand NIS (except share data) (Unaudited)	Thousand USD (except share data) (Unaudited)	Thousand NIS (except share data)

Revenues	--	430	118	175

Cost of revenues	--	153	42	72

Cost of revenues - amortization of intangible	--	668	184	668

Total cost of revenues	--	821	226	740

Gross loss	--	(391)	(108)	(565)

Research and development expenses, net	1,642	9,112	2,508	15,606

General and administrative expenses	4,429	4,612	1,270	18,443

Operating loss	(6,071)	(14,115)	(3,886)	(34,614)

Finance income	--	53	15	695

Finance expense	670	2,244	618	551

Total comprehensive loss	(6,741)	(16,306)	(4,489)	(34,470)

Basic and diluted loss per share (in NIS/USD)	(0.18)	(0.33)	(0.09)	(0.85)

Basic and diluted loss per ADS (in NIS/USD)	(0.9)	(1.64)	(0.45)	(4.25)

Nano Dimension Ltd.

Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.632 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the three months ended March 31, 2017:
Balance as of January 1, 2017	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218	20,434
Issuance of ordinary shares, net	10	415	--	--	--	--	--	425	117
Exercise of warrants and options	7	344	--	(11)	--	(256)	--	84	23
Share-based payments	--	--	--	--	--	1,116	--	1,116	307
Net loss	--	--	--	--	--	--	(16,306)	(16,306)	(4,489)

Balance as of March 31, 2017	5,463	119,579	(5,260)	4,364	1,866	20,435	(86,910)	59,537	16,392